As filed with the Securities and Exchange Commission on November 17, 2004.

Registration No. 333-120288

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form F-10
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

Placer Dome Inc.

(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1041 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Suite 1600, 1055 Dunsmuir Street

P. O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
(604) 682-7082

(Address and telephone number of Registrant’s principal executive offices)

CT CORPORATION SYSTEM

111 Eighth Avenue, 13th Floor, New York, NY 10011
(212) 894-8700

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Christopher C. Paci Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069 Telephone (212) 848-4000	Geoffrey P. Gold
Vice President, Assistant Secretary
and Associate General Counsel
Placer Dome Inc.
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone (604) 682-7082	Geoffrey M. Sherrott Edwards, Kenny & Bray 1900-1040 W. Georgia Street Vancouver, British Columbia Canada V6E 4H3 Telephone (604) 689-1811

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective, as determined by market conditions.

Province of British Columbia, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A. ☑	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☐	At some future date (check the appropriate box below):

1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4. ☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
lit ,<HR size=«1« noshade color=«#000000« style=«marg		in-top: -2px«>
Title of each class	Amount to	offering price	aggregate offering	Amount of
of securities to be registered	be registered (1)	per unit	price	registration fee (2)

Common Shares	21,275,000 shares	U.S.$22.00	U.S.$468,050,000	U.S.$59,302

Common Share Purchase Rights (3)	N/A	N/A	N/A	N/A

(1)	Includes 2,775,000 common shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2)	This amount has been previously paid. No additional registration fee with respect to the common shares being registered hereby is payable at the time of this filing as the Registrant has previously paid registration fees in the aggregate amount of $69,685.00 with respect to the registration of $550,000,000 aggregate offering amount of common shares in conjunction with the initial filing of this Registration Statement on November 8, 2004.

(3)	A right to purchase one common share of Placer Dome Inc. is attached to each common share. See“Shareholders’ Rights Plan”. No value is attributable to a right.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

PROSPECTUS

US$468,050,000

21,275,000 Common Shares

We hereby offer (the “Offering”) 21,275,000 common shares (the “Offered Shares”) at a price of US$22.00 per common share (the “Offering Price”), pursuant to an underwriting agreement (the “Underwriting Agreement”) among us and CIBC World Markets Inc., Scotia Capital Inc., Deutsche Bank Securities Limited, HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., UBS Securities Canada Inc., BMO Nesbitt Burns Inc., GMP Securities Ltd., National Bank Financial Inc. and Salman Partners Inc. (collectively, the “Underwriters”). The Offering Price was determined by negotiation between us and the Underwriters. The Offered Shares consist of 18,500,000 common shares that the Underwriters have agreed to purchase from us plus an additional 2,775,000 common shares that the Underwriters have elected to purchase from us pursuant to an option we granted to the Underwriters to cover over-allotments they anticipate will be made in connection with the offering of the 18,500,000 common shares. Our outstanding common shares are listed for trading on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), the Australian Stock Exchange, Euronext-Paris and the Swiss Exchange. International depositary receipts representing our common shares are listed on Euronext-Brussels. On November 5, 2004, the last day of trading before the announcement of this Offering, the last reported sale price of our common shares on the TSX was Cdn$27.95 and on the NYSE was US$23.26.

See “Risk Factors” beginning on page 8 for a discussion of some important factors that you should consider in connection with an investment in the Offered Shares.

PRICE: US$22.00 per Common Share

Proceeds to
	Price to Public	Underwriters’ Fee (2)	the Corporation (1)

Per Offered Share	US$22.00	US$0.77	US$21.23
Total	US$468,050,000	US$16,381,750	US$451,668,250

Notes:

(1)	Before deducting expenses of this Offering, estimated to be US$750,000.

(2)	We have agreed to pay the Underwriters a cash commission equal to 3.5% of the gross proceeds realized from the sale of the Offered Shares.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Certain financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are organized under the laws of Canada, that most of our officers and directors, that some or all of the underwriters and that most of the experts named in the registration statement are residents of Canada, and that a substantial portion of our assets and the assets of said persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by Edwards, Kenny & Bray and Shearman & Sterling LLP, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP and Sidley Austin Brown & Wood LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Definitive certificates for the Offered Shares are expected to be available for delivery at closing, which will take place on or about November 23, 2004, or at such later date as may be agreed between us and the Underwriters, but in any event not later than December 8, 2004.

Subject to applicable laws in connection with the Offering, the Underwriters may effect transactions intended to stabilize or maintain the market price for the common shares of the Corporation at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

CIBC World Markets	Scotia Capital

The date of this prospectus is November 16, 2004.

      You should rely only upon the information included in, or incorporated by reference into, this prospectus. We have not authorized any other person to provide you with different or inconsistent information, and you should not rely upon any such information. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Neither the delivery of this prospectus nor the sale of any of the Offered Shares hereunder shall, under any circumstances, create any implication that there has been no change in our business or affairs since the respective dates of the information incorporated by reference into this prospectus.

      This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of us and the terms of the Offering, including the merits and risks involved.

      As used in this prospectus, “Placer Dome,” the “Corporation,” the “Company,” “we,” “our,” “ours” and “us” refer to Placer Dome Inc. and its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests except where the context otherwise requires or as otherwise indicated.

      References to our “consolidated” production include 100% of production, including the percentage of production attributable to minority shareholders of our subsidiaries, and the pro rata share of production of unincorporated joint ventures in which we have an interest, but excludes production of equity accounted for associates (La Coipa mine). References to “our share” of production include 100% of production, excluding the percentage of production attributable to minority shareholders of our subsidiaries, the pro rata share of production of unincorporated joint ventures in which we have an interest and the equity share of production from associates.

      Unless otherwise specified or the context requires, references to “dollars”, “U.S. dollars”, “US$” and “$” are to United States dollars, and references to “Cdn$” are to Canadian dollars.

ELIGIBILITY FOR INVESTMENT

      Eligibility of the Offered Shares for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)
Pension Benefits Standards Act 1985 (Canada)
Trust and Loan Companies Act (Canada)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
an Act respecting insurance (Québec), for an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund an Act respecting trust companies and savings companies (Québec), for a trust company, as defined therein, which invests its own funds and funds received as deposits and a savings company (as defined therein) investing its funds
Supplemental Pension Plans Act (Québec)
Trust and Loan Companies Act (Nova Scotia)
Pension Benefits Act (Nova Scotia)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
The Pension Benefits Act 1992 (Saskatchewan)
Loan and Trust Corporations Act (Alberta)
Employment Pension Plans Act (Alberta)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)

      In the opinion of Osler, Hoskin & Harcourt LLP, our special Canadian tax counsel, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the Offered Shares, if issued on the date hereof, would be qualified investments under the Income Tax Act(Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans, referred to collectively in this prospectus as “Deferred Income Plans”, and trusts governed by registered education savings plans. In the opinion of such counsel, the Offered Shares, if issued on the date hereof, would not, on the date hereof, be foreign property for purposes of the Income Tax Act (Canada) for Deferred Income Plans and other persons subject to tax under Part XI of the Income Tax Act (Canada).

EXCHANGE RATE INFORMATION

      The following table sets forth, for each of the periods indicated, the end of period exchange rate and the average exchange rate of one Canadian dollar in exchange for U.S. currency as quoted by the Bank of Canada. On November 1, 2004, the closing exchange rate was Cdn$1.00 equals US$0.8180.

	Nine Months Ended
	September 30,				Year Ended December 31,

	2004		2003		2003		2002		2001

End of period	US$	0.7926	US$	0.7408	US$	0.7713	US$	0.6339	US$	0.6278
Average for period	US$	0.7530	US$	0.6999	US$	0.7138	US$	0.6369	US$	0.6458

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated, and deemed to be incorporated, by reference herein contain “forward-looking statements” that were based on our expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to our business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating our reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	uncertainties and costs related to our exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated economic returns from a mining project;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

•	uncertainties related to the accuracy of our reserve and resource estimates and our estimates of future production and future cash and total costs of production;

•	uncertainties related to unexpected judicial or regulatory proceedings;

•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

•	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

•	expected effective future tax rates in jurisdictions in which our operations are located;

•	the protection of the health and safety of mine workers; and

•	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•	changes in general economic conditions, the financial markets and in the demand and market price for gold and other minerals and commodities, such as diesel fuel, electricity and other forms of energy, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, South African rand and Chilean peso;

•	the effects of hedging instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults;

•	geopolitical uncertainty and political and economic instability in the countries in which we operate; and

•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences that interrupt the production of minerals in our mines.

      A discussion of these and other factors that may affect our actual results, performance, achievements or financial position is contained in “Risk Factors” and elsewhere in this prospectus, and in the documents incorporated, and deemed to be incorporated, by reference herein. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully by prospective investors, who should not place undue reliance on such forward-looking statements. We do not undertake to update any forward-looking statements that are incorporated, and deemed to be incorporated, by reference herein, except in accordance with applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

      We are incorporating by reference into this prospectus information we file with securities commissions or similar regulatory authorities in each Canadian province and territory (the “Commissions”), which means we are disclosing important information to you by referring you to those documents. The following documents filed by us with the Commissions are incorporated by reference into, and form an integral part of, this prospectus:

(1)	Annual Information Form, dated February 26, 2004, including our 2003 Consolidated Annual Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, with respect thereto, prepared in accordance with U.S. generally accepted accounting principles. “2003 Consolidated Annual Financial Statements” means our 2003 consolidated annual financial statements, and the related notes thereto, as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003, together with the auditors’ report thereon, prepared in accordance with U.S. generally accepted accounting principles.

(2)	Consolidated Annual Financial Statements, and the related notes thereto, as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003, together with the auditors’ report thereon, prepared in accordance with Canadian generally accepted accounting principles (“2003 Canadian GAAP Consolidated Financial Statements”).

(3)	Management’s Discussion and Analysis of Financial Condition and Results of Operations, with respect to the 2003 Canadian GAAP Consolidated Financial Statements, prepared in accordance with Canadian generally accepted accounting principles.

(4)	Management Proxy Circular, dated March 1, 2004, distributed in connection with our annual and special meeting of shareholders held on May 5, 2004, excluding the sections under the headings “Report on Executive Compensation — Human Resources and Compensation Committee Report on Executive Compensation” and “Report on Executive Compensation — Stock Performance Graph” and Schedule “A” titled “Placer Dome Inc. Statement of Corporate Governance Practices”. The documents in items (2) and (3) above are included as a schedule to the Management Proxy Circular.

(5)	Material Change Report, dated March 5, 2004, announcing that our board of directors had adopted a shareholders’ rights plan to replace the existing shareholders’ rights plan, which expired at the termination of the Corporation’s 2004 annual and special meeting of the shareholders held on May 5, 2004.

(6)	Material Change Report, dated March 22, 2004, announcing that Jay K. Taylor, our then-current President and Chief Executive Officer, had advised our board of directors that he would be retiring from those offices on September 30, 2004.

(7)	Material Change Report, dated August 4, 2004, announcing updated mineral resource and reserve estimates at the South Deep mine in South Africa.

(8)	Material Change Report, dated August 16, 2004, announcing that Peter W. Tomsett would be our new President and Chief Executive Officer effective September 15, 2004.

(9)	Material Change Report, dated September 3, 2004, announcing that the Ontario Court of Appeal had ruled in our favour regarding the reassessment of certain Ontario mining taxes.

(10)	Material Change Report, dated September 10, 2004, announcing an increase in our share of the proven and probable gold mineral reserves for the Cortez joint venture site.

(11)	Material Change Report, dated September 16, 2004, announcing that we had fully assessed the financial impact of the Ontario Court of Appeal decision regarding the reassessment of certain Ontario mining taxes.

(12)	Unaudited Consolidated Financial Statements as at September 30, 2004 and for the three and nine months ended September 30, 2004 and 2003, and the related notes thereto, prepared in accordance with U.S. generally accepted accounting principles, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations relating thereto.

(13)	Material Change Report, dated November 15, 2004, announcing that we had filed a preliminary short form prospectus with respect to the Offering on November 8, 2004, and that we had entered into the Underwriting Agreement on November 9, 2004.

      All material change reports (other than confidential material change reports), comparative interim financial statements, comparative audited financial statements and information circulars filed by us with the Commissions after the date of this prospectus and prior to the termination of the Offering will be incorporated by reference in this prospectus and will automatically update and supersede information incorporated by reference in this prospectus.

      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus modifies and supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

      We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus. Requests for such copies should be directed to the Secretary, Placer Dome Inc., P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1, telephone (604) 682-7082. Copies of these documents are also available at the System for Electronic Document and Retrieval (“SEDAR”) website at www.sedar.com.

THE CORPORATION

      We are a global mining company with an emphasis on gold. We conduct our mining operations through wholly-owned subsidiaries, as well as through joint ventures and partnerships. As of September 30, 2004, we owned or had interests in 17 mines: 14 mines that produced gold in 2004, one mine that produced copper and gold in 2004, one mine that produced copper in 2004, and one mine that produced gold and silver in 2004. These mines are located in the United States, Canada, Australia, Papua New Guinea, South Africa, Chile and Tanzania. Exploration work is also being carried out by us in each of these countries, and many other countries throughout the world. For the year ended December 31, 2003, our share of gold production from our mines was 3,861,399 ounces of gold, and our share of copper production was approximately 425.4 million pounds of copper. We had total sales of US$1,763 million and generated net earnings of US$229 million in the year ended December 31, 2003. For the nine months ended September 30, 2004, our share of gold production from our mines was 2,725,112 ounces and our share of copper production was approximately 319.4 million pounds. For the nine months ended September 30, 2004, we had total sales of US$1,428 million and generated net earnings of US$245 million.

      Our operations are conducted through seven business units. These business units are located in the United States, Canada, Australia, Papua New Guinea, South Africa, Chile and Tanzania.

      In 2003, our share of gold production from our mines in the United States and Chile was 1,157,390 ounces of gold, or 30.0% of our share of total gold production. Our mines in the United States accounted for 27.4% of our share of the total gold production from all of our mines in 2003. The Cortez mine, which was our largest mining operation worldwide in terms of our share of 2003 production, produced 1,065,402 ounces of gold in 2003, of which our share was 639,241 ounces. We operate, and hold a 60% joint venture interest in, the Cortez mine. In 2003, we also produced approximately 331.7 million pounds of copper out of the Zaldivar mine located in Chile. In the nine months ended September 30, 2004 our share of gold production from our mines in the United States and Chile was 692,541 ounces of gold, or 25.4% of our share of total gold production. Our mines in the United States accounted for 23.0% of our share of the total gold production from all of our mines in the nine months ended September 30, 2004. Our share of production from the Cortez mine was 500,705 ounces of gold for the nine months ended September 30, 2004. Zaldivar produced approximately 250.0 million pounds of copper for the nine months ended September 30, 2004.

      In 2003, our share of gold production from our mines in Australia and Papua New Guinea was 1,812,476 ounces of gold, or 46.9% of our share of total gold production. In the nine months ended September 30, 2004, our share of gold production from our mines in Australia and Papua New Guinea was 1,298,191 ounces of gold, or 47.6% of our share of total gold production. Our mines in Australia accounted for 25.6% of our share of the total gold production from all of our mines in the nine months ended September 30, 2004. Our share of production from the Porgera mine in Papua New Guinea was 560,699 ounces of gold for the nine months ended September 30, 2004.

      In 2003, our share of gold production from our mines in Canada was 581,637 ounces of gold, or 15.1% of our share of total gold production. In July 2002, we established the Porcupine Joint Venture in which we own a 51% interest and Kinross Gold Corporation owns a 49% interest. Under this joint venture, we contributed the Dome mine and mill and Kinross contributed the Hoyle Pond, Pamour, Nighthawk Lake and Bell Creek mines. In the nine months ended September 30, 2004 our share of gold production from our Canadian mines was 434,387 ounces of gold, or 15.9% of our share of total gold production.

      In 2003, our share of gold production from our mine in South Africa was 220,371 ounces of gold, or 5.7% of our share of total gold production. The South Deep mine contained approximately 47% of our total gold reserves as of December 31, 2003. The South Deep mine is a joint venture owned 50% by Western Areas Limited and 50% by us. We expect gold production at South Deep to gradually ramp up over the next several years as the main shaft, which is expected to be commissioned in late 2004, will add to our production capabilities. In the nine months ended September 30, 2004, our share of gold production from our mine in South Africa was 154,536 ounces of gold, or 5.7% of our share of total gold production.

      Our financial objective is long-term growth in cash flow and earnings per share through successful gold and other metals exploration, property acquisition, technology development and application, mine development and mine operations. Our strategy is intended to generate value for shareholders through:

Optimizing of production from existing operations. We seek to enhance the performance of existing assets through productivity improvements, cost cutting and mine site exploration programs that are intended to add value by extending the life of our mines. Life of mine operational plans are focused on optimizing each mine’s discounted long term cash flow and maximizing pre-tax mine operating earnings over the long term.

Acquisition and development of long-life, low cost gold and other metal mining opportunities. We are working to enhance our portfolio of operating assets through project development and acquisition. We continuously evaluate opportunities to acquire additional gold mining assets and businesses. Our acquisition strategy is to acquire assets or properties that offer long-term growth potential without compromising our financial flexibility and the strength of our balance sheet.

Innovation to lower costs. We invest in research and technology to more efficiently and effectively extract and process ore. We are currently focusing our research and development activities on improving our product cost structure.

      We also believe in integrating the efficient extraction of mineral resources with responsible health, safety and environmental policies.

      Our significant subsidiaries as of December 31, 2003, and their respective places of incorporation, are set out in the corporate chart on page 4 of our Annual Information Form, dated February 26, 2004, which is incorporated herein by reference. We directly or indirectly wholly own each such subsidiary.

      Our common shares are listed on the TSX, the NYSE, the Australian Stock Exchange, Euronext—Paris and the Swiss Exchange. Our common shares are listed on each exchange under the stock symbol “PDG”. International depositary receipts representing our common shares are listed on Euronext—Brussels.

      Our head office, registered office and principal place of business is Suite 1600, 1055 Dunsmuir Street, P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1.

RISK FACTORS

      You should carefully consider all of the information contained and incorporated, or deemed to be incorporated, by reference into this prospectus and, in particular, the risk factors set forth on pages 99-107 of our Annual Information Form for the year ended December 31, 2003, as well as the discussion on commitments and contingencies appearing in note 18 of our 2003 Consolidated Financial Statements and note 10 of our unaudited Consolidated Financial Statements as at September 30, 2004, all of which are incorporated by reference into this prospectus. You should also consider the following risk factors:

Our shareholders’ rights plan and certain provisions of our articles of amalgamation could delay or prevent a change in control of us that you might consider favourable

      We have a shareholders’ rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the plan could cause substantial dilution to a person or group that attempts to acquire us. In addition, our articles of amalgamation allow our board of directors, without shareholder approval, to authorize the issuance of preferred shares in one or more series, the terms of which may be determined at the sole discretion of our board of directors and may adversely affect the economic, voting and other rights of our common shareholders. The foregoing may discourage transactions that otherwise could provide for the payment of a premium over the prevailing market price for our common shares and also could limit the price that investors are willing to pay in the future for our common shares, which in turn could adversely affect the value of common shares. See “Shareholders’ Rights Plan” for a discussion of our shareholders’ rights plan.

The price of our common shares historically has been volatile, which may adversely affect the value of your investment

      The market price of our common shares historically has experienced and may continue to experience high volatility, and the broader stock market has experienced significant price and volume fluctuations in recent years. As a result, purchasers of Offered Shares may experience a decrease in the value of their investment. Some of the factors that can affect the price of our common shares are:

•	the announcement of expanded exploration, development and production activities by us or our competitors;

•	consolidations, dispositions, acquisitions and financings;

•	changes in the market price of gold and, to a lesser extent, copper and silver;

•	changes or restatements in the amount of mineral reserves or resources including as a result of fluctuations in gold prices and currency exchange rates;

•	continued variability in our revenue or earnings;

•	changes in quarterly revenue or earnings estimates made by the investment community; and

•	speculation in the press or investment community about our strategic position, financial condition, results of operations, business or significant transactions.

      General market conditions and domestic or international macroeconomic and geopolitical factors unrelated to our performance may also affect the price of our common shares. For these reasons, investors should not rely on historical trends to predict future stock prices or financial results. In addition, following periods of volatility in a company’s securities, securities class action litigation against a company is sometimes instituted. This type of litigation could result in substantial costs and diversion of management time and resources. Placer Dome currently faces and anticipates that it will continue to face these types of risks.

Management has broad discretion as to the use of proceeds from this Offering

      We intend to use the net proceeds from this Offering for general corporate purposes which may include funding of new project development and other capital expenditures. Our management will have broad discretion with respect to the use of proceeds from this Offering. You will be relying upon the judgment of our management about these uses. If we do not allocate the proceeds of this Offering effectively or use the proceeds beneficially, our business, results of operations and financial situation could suffer.

ENFORCEMENT OF CIVIL LIABILITIES

      We are a corporation organized under the laws of Canada and most of our directors and officers are residents of Canada. In addition, a substantial portion of our assets is located outside the United States. As a result, it may be difficult for holders of our shares to effect service of process within the United States upon our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors or officers under U.S. federal securities laws. We have been advised by Edwards, Kenny & Bray, our Canadian counsel, that a judgment predicated solely upon civil liability under such laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We have also been advised by such counsel, however, that there is doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon such laws.

USE OF PROCEEDS

      The gross proceeds to be received by the Corporation from the Offering will be US$468,050,000. The net proceeds to be received by the Corporation, after deducting the estimated expenses of the Offering payable by the Corporation and the Underwriters’ fees, will be US$450,918,250. We intend to use the net proceeds from the Offering for general corporate purposes, which may include funding of new project development and other capital expenditures. Pending application for the foregoing purposes, we intend to invest the net proceeds temporarily in short term investments.

CHANGES TO CONSOLIDATED CAPITALIZATION

      There have been no material changes in our loan capital or our share capital, on a consolidated basis, since December 31, 2003.

DESCRIPTION OF SHARE CAPITAL

      Our authorized share capital consists of an unlimited number of common shares without par value carrying one vote per share and an unlimited number of preferred shares without par value, issuable in series. At October 25, 2004, there were 414,806,485 common shares and no preferred shares issued and outstanding. For information as to the number of common shares issuable under our stock-based incentive plans, including shares issuable under outstanding options, and the number of common shares issuable upon the exercise of our outstanding convertible debentures, see “Stock Options and Stock Appreciation Rights; Convertible Debentures.” The following summary of certain terms of our common shares and preferred shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of our articles of amalgamation and by-laws and applicable law. Copies of the articles of amalgamation and by-laws are available from us upon request. Requests for such copies should be directed to the Secretary, Placer Dome Inc., P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1, telephone (604) 682-7082.

Common Shares

      The holders of the common shares are entitled:

•	to one vote for each common share held at all meetings of shareholders of Placer Dome, other than meetings at which the holders of another specified class or series of shares are entitled to vote separately as a class or series;

•	subject to the prior rights of the holders of the preferred shares and of the shares of any other class ranking senior to the common shares, to receive, ratably, any dividend if declared by our board of directors in respect of the common shares; and

•	subject to the prior rights of the holders of the preferred shares and of the shares of any other class ranking senior to the common shares, to receive, ratably, the remaining property of Placer Dome after payment or provision for its liabilities in the event of the liquidation, dissolution or winding-up of Placer Dome, whether voluntary or involuntary, or any other distribution of the assets of Placer Dome among its shareholders for the purpose of winding up its affairs.

      The holders of common shares have no pre-emptive, redemption, subscription or conversion rights, except to the extent provided under Placer Dome’s shareholders’ rights plan. See “Shareholders’ Rights Plan.” The common shares rank junior to all preferred shares both as to dividends and the right to receive any of the property of Placer Dome after payment or provision for its liabilities in the event of the liquidation, dissolution or winding-up of Placer Dome, whether voluntary or involuntary, or any other distribution of the assets of Placer Dome among its shareholders for the purpose of winding-up its affairs. Modifications to the rights, privileges, restrictions and conditions (“provisions”) attached to the common shares (including creation of another class of shares that, in addition to the preferred shares, ranks prior to or on a parity with the common shares) requires an affirmative vote of two-thirds of the votes cast at a meeting of the holders of common shares.

Preferred Shares

          Issuable in Series

      Our preferred shares are issuable in series, each series consisting of such number of shares and having such provisions attached thereto as may be determined by our board of directors subject to filing articles of amendment with the person designated under the Canada Business Corporations Act (“CBCA”). Our board of directors has the power, without action by any shareholders, to cause the issuance of preferred shares with such terms as the board determines (subject to limitations in the CBCA and in Placer Dome’s articles of amalgamation).

          Priority Ranking

      The preferred shares of each series rank in priority to the common shares and any other class of shares ranking junior to the preferred shares with respect to (i) the payment of dividends and (ii) the right to receive any distribution of assets of Placer Dome in the event of a liquidation, dissolution or winding up of Placer Dome, whether voluntary or involuntary, or any other distribution of the assets of Placer Dome among its shareholders for the purpose of winding up its affairs (a “Liquidation”). The preferred shares of each series shall, if any of the amounts described in (a) or (b) below are not paid in full with respect to the preferred shares of any series, rank on a parity and participate ratably with the preferred shares of every other series with respect to (a) all accumulated dividends, whether or not declared, and all declared non-cumulative dividends and (b) all amounts payable in the event of a Liquidation.

          Voting Rights at General Meetings of Shareholders

      Except as may be required by law, the holders of the preferred shares are not entitled to any voting rights in respect of meetings of shareholders (“general meetings”) of Placer Dome other than separate class or series meetings unless, in the event that Placer Dome has been in arrears in the payment of any cumulative dividends on the preferred shares of such series for a period or periods aggregating 24 months or more, whether or not consecutive, the holders of preferred shares of such series shall, so long as such dividends are in arrears and if prescribed in the provisions attaching to such series (i) be entitled to receive notice of and attend general meetings and vote thereat and/or (ii) be entitled to elect one or more directors, voting separately as a series or as a class consisting of such holders and all other holders of preferred shares so entitled to vote. In no event in such circumstances shall such a holder be entitled to more than one vote for each preferred share of such series held by such holder.

          Class and Series Approvals

      There are certain instances where, pursuant to provisions attached to the preferred shares and the CBCA, prior approval of the holders of preferred shares as a class, or as a series thereof, is required before share capital alterations may be made which impact on the preferred shares or any series thereof, including modification of the provisions attaching to the preferred shares or the creation of another class of shares ranking prior to or on a parity with the preferred shares.

          Voting Rights and Meetings of Holders of Preferred Shares

      When the holders of preferred shares vote as a class, each holder has one vote in respect of each Canadian dollar (or its equivalent in a foreign currency at the time of issuance) of the issue price of the preferred shares held by such holder. Any consent or approval to be given by the holders of preferred shares as a class requires approval of not less than two-thirds of the votes cast at a meeting of the holders of preferred shares or approval in writing by the holders of preferred shares to which are attached at least two-thirds of the votes attached to all outstanding preferred shares.

          Share Rights

      The holders of preferred shares have no pre-emptive, redemption, subscription or conversion rights except to the extent (if any) prescribed in the provisions which may from time to time be attached to any series of preferred shares and as provided under Placer Dome’s shareholders’ rights plan. See “Shareholders’ Rights Plan”.

DIVIDEND POLICY

      Our decision to pay dividends, and the amount thereof, is at the discretion of our board of directors and is governed by applicable law and such factors as earnings, capital requirements and the operating and financial condition of Placer Dome. Our dividends are declared in United States dollars. Shareholders with addresses in Canada and Australia are currently paid the equivalent amount in Canadian and Australian dollars.

      Since the 1987 amalgamation forming Placer Dome, we have paid uninterrupted dividends of a minimum of US$0.05 per common share semi-annually. A semi-annual dividend of US$0.05 was declared on February 26, 2004 and paid on April 12, 2004. A semi-annual dividend of US$0.05 was declared on July 20, 2004 and paid on September 20, 2004.

SHAREHOLDERS’ RIGHTS PLAN

      Placer Dome first adopted a shareholders’ rights plan in 1990. The current shareholders’ rights plan (the “Rights Plan”) was approved by shareholders at the 2004 annual and special meeting. The following summary of certain provisions of the Rights Plan does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Rights Plan, including the definitions therein of certain terms, and the form of certificate evidencing the Rights. Copies of the Rights Plan are available from the Corporation upon request.

      Under the Rights Plan, each “Voting Share” issued prior to the Separation Time (as defined below) carries with it one right (a “Right”). A Voting Share is any share or voting interest issued by Placer Dome (collectively, the “Voting Shares”) entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the common shares. One Right will attach to each Offered Share issued pursuant to this Offering. Each Right carries with it the right to purchase common shares in Placer Dome, at a discounted price, under certain circumstances including in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain events, as specified in the Rights Plan, cause the Rights to separate from the Voting Shares (the “Separation Time”). Pending separation, the Rights will be evidenced by and trade with the Voting Shares. The Rights will expire upon the termination of Placer Dome’s annual meeting in 2007, unless earlier redeemed. The Rights Plan will expire no later than the termination of Placer Dome’s annual meeting in 2007. The Rights may be redeemed by us at a price of Cdn$0.001 per Right prior to a specified event but, in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

      If a person or group acting in concert acquires 20% or more of the common shares (or other class of Voting Shares) in a transaction that is not a “Permitted Bid” or a “Competing Permitted Bid”, the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase common shares at a 50% discount from the Market Price (as defined in the Rights Plan). The Rights are not triggered by a “Permitted Bid”, which is essentially a takeover bid made to all shareholders for any or all of their shares. The “Permitted Bid” must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding common shares held by independent shareholders have been tendered to the bid. A “Competing Permitted Bid” is a take-over bid made after a “Permitted Bid” has been made and prior to its expiry that satisfies all of the provisions of a “Permitted Bid”, except that it must remain open for acceptance until a date that is not earlier than the later of 35 days after the “Competing Permitted Bid” is made and 60 days after the date of the earliest prior bid in existence when the “Competing Permitted Bid” is made. The entering into of certain revocable lock-up agreements to tender common shares into a takeover bid will not trigger the Rights.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS PLANS; CONVERTIBLE DEBENTURES

      Placer Dome has three stock based incentive plans: the Placer Dome Inc. 1987 Stock Option Plan (“1987 Plan”), the Placer Dome Inc. (Getchell) 1996 Long-Term Equity Incentive Plan (“1996 Getchell LTIP”), and the Placer Dome Inc. 1993 Non-Employee Directors’ Stock Option Plan (“1993 Directors Plan”). The following table describes these plans:

	Maximum	Common Shares
	Available(1)(2)	Issuable Under
	Common Shares	Outstanding Options(1)(3)

1987 Plan	32,000,000	14,212,959
1996 Getchell LTIP	2,341,812	68,930
1993 Directors Plan	750,000	470,000

(1)	Contains information as of September 30, 2004.
(2)	Maximum number of common shares for which options can be granted (includes common shares in respect of options which have already been exercised).
(3)	Excludes common shares in respect of options which have been exercised or which have expired.

          1987 Plan

      The 1987 Plan provides for the issuance of common shares and the granting of stock appreciation rights (“SARs”). Options and related SARs are available to employees of the Corporation and are granted by the Human Resources and Compensation Committee of the Board. No SARs are outstanding under the 1987 Plan. The exercise price of options, if expressed in Canadian dollars, is the price per common share of the last board lot sale of such shares on the TSX on the trading date immediately preceding the date the option is granted. The exercise price of options, if expressed in United States dollars, is the price per common share of the last board lot sale of such shares on the NYSE on the trading day immediately preceding the date the option is granted. The maximum term of each option and SAR is 10 years.

      Pursuant to the 1987 Plan, there is one stock option grant program currently in effect. Under the 1987 Plan, the options (with some exceptions) become exercisable in three cumulative instalments on each of the first through third anniversary dates of the date of grant. A second stock option grant program, the Ownership Incentive Program, was designed to encourage employees to become long term shareholders of the Corporation. Under this program, employees who owned shares were eligible for incentive options on a matching basis if the shares were held continuously for two years. Fifty incentive options were granted for each fifty shares owned. The number of shares was reduced to the nearest fifty. Vesting of these options was conditional on the employee retaining ownership during the two year period following the grant. Options were 100% vested at the end of the two year period if this condition was met. Subsequent to the February 2002 grants, the Ownership Incentive Program was discontinued for all employees. Employees will continue to hold options that have been granted previously under the 1987 Plan. The vesting and exercise criteria will remain unchanged.

          1996 Getchell LTIP

      Under the 1996 Getchell LTIP, options were granted to employees of Getchell Gold Corporation (“Getchell”) at an exercise price equal to the market price of Getchell shares on the date of the grant. Placer Dome assumed the obligations under the plan upon the merger with Getchell on May 27, 1999 and reserved for issuance a number of shares equal to the number of options then outstanding under the plan. All options granted under this plan are vested and expire no later than ten years from the grant date. No future grants will be made under this plan.

          1993 Directors Plan

      On December 4, 2003 the Board of Directors of the Corporation suspended all further grants of options under the 1993 Directors Plan. Directors continue to hold options that have been granted to them previously under the 1993 Directors Plan. The vesting and exercise criteria will remain unchanged. Prior to its suspension, the 1993 Directors Plan provided that, as of the date of each annual meeting of the shareholders of the Corporation, each non-employee director (other than the Chairman) was granted an option to purchase 5,000 common shares and the Chairman was granted an option to purchase 10,000 common shares. Non-employee directors who became directors after the commencement of the 1993 Directors Plan received an initial grant of an option to purchase

10,000 common shares. The exercise price of the options granted to directors, if expressed in Canadian dollars, was the closing board lot sale price per common share on the TSX on the last trading day preceding the date of grant. The exercise price of options, if expressed in United States dollars, was the closing board lot sale price per common share on the NYSE on the last trading day preceding the date of grant. All options are fully exercisable one year after the date of grant.

          Convertible Debentures

      We have outstanding US$230 million aggregate principal amount of our 2.75% Convertible Senior Debentures due 2023 (the “Debentures”). Upon the occurrence of specified circumstances, none of which have yet occurred, holders may convert their Debentures into our common shares at an initial conversion rate of 47.7897 shares per US$1,000 principal amount of Debentures, equivalent to an initial conversion price of approximately US$20.93 per share, subject to certain anti-dilution adjustments. Accordingly, a total of 10,991,631 common shares are currently issuable upon the occurrence of these conditions, upon conversion of the Debentures. The Debentures will be convertible into common shares, at the option of the holders thereof, under specified circumstances which have not yet occurred, including, if during any fiscal quarter, the closing sale price of our common shares exceeds approximately US$25.12 for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter.

CERTAIN TAX CONSIDERATIONS FOR U.S. SHAREHOLDERS

      The following discussion generally summarizes certain material Canadian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares purchased pursuant to this prospectus by certain U.S. purchasers. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser. This discussion does not take into account Canadian provincial or territorial tax laws, U.S. state or local tax laws, or tax laws of jurisdictions outside of Canada and the United States. The following is based upon the tax laws of Canada and the United States as in effect on the date of this prospectus, which are subject to change with possible retroactive effect. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

Canadian Federal Income Tax Considerations

      The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a U.S. Resident who acquires Offered Shares pursuant to this prospectus. As used in this summary of Canadian federal income tax considerations, the term “U.S. Resident” means a holder of Offered Shares who, at all relevant times: (A) for the purposes of the Income Tax Act (Canada) (i) is not, has not been and will not be or be deemed to be, resident in Canada, (ii) deals at arm’s length with us, (iii) is not affiliated with us, (iv) holds the Offered Shares as capital property, (v) does not use or hold (and has never used or held) the Offered Shares in a business carried on in Canada, (vi) in respect of whom the Offered Shares are not “designated insurance property” and are not effectively connected with an insurance business carried on in Canada; and in addition (B) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Convention”), is at all relevant times a resident of the United States. Offered Shares held by certain “financial institutions”, as defined in the Income Tax Act (Canada), will generally not be capital property to such holders and will be subject to special “mark-to-market rules” contained in the Income Tax Act (Canada). This summary does not take into account these mark-to-market rules. U.S. holders which are financial institutions for the purposes of these rules or which otherwise do not hold their Offered Shares as capital property should consult their own tax advisors.

      This summary is based upon the current provisions of the Income Tax Act (Canada) and the regulations thereunder, which we refer to in this prospectus as the Regulations, all specific proposals to amend the Income Tax Act (Canada) and the Regulations announced by the Minister of Finance (Canada) prior to the date of this prospectus, counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency, and the Convention. This summary is not exhaustive of all potential Canadian tax consequences to a U.S. Resident and does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account any provincial, territorial or foreign tax considerations.

Taxation of Dividends on Offered Shares

      Under the Income Tax Act (Canada), dividends on Offered Shares paid or credited to a non-resident of Canada will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of the Convention. Under the Convention, a U.S. Resident that is the beneficial owner of the dividends will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. In addition, under the Convention, dividends may be exempt from Canadian withholding tax if paid to certain U.S. Residents that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Offered Shares

      A U.S. Resident will not be subject to tax under the Income Tax Act (Canada) in respect of any capital gain realized by such U.S. Resident on a disposition or deemed disposition of the Offered Shares acquired unless the Offered Shares constitute “taxable Canadian property”, as defined in the Income Tax Act (Canada), of the U.S. Resident at the time of disposition and the holder is not entitled to relief under the Convention. As long as the Offered Shares are then listed on a prescribed stock exchange, which currently includes the TSX and the NYSE, the Offered Shares generally will not constitute taxable Canadian property of a U.S. Resident, unless at any time during the 60-month period immediately preceding the disposition the U.S. Resident, persons with whom the

U.S. Resident did not deal at arm’s length, or the U.S. Resident together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our capital stock. Notwithstanding the foregoing, in certain circumstances set out in the Income Tax Act (Canada), the Offered Shares could be deemed to be taxable Canadian property. U.S. Residents whose Offered Shares are taxable Canadian property should consult their own tax advisors.

Certain United States Federal Income Tax Considerations for United States Holders

      The following discussion is a summary of certain United States federal income tax consequences of the acquisition, ownership and disposition of the Offered Shares. This summary only applies to “U.S. Holders” that hold the Offered Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). As used in this summary, a “U.S. Holder” is a beneficial owner of the Offered Shares that, for United States federal income tax purposes, is (i) an individual citizen or resident of the United States, (ii) a corporation (or entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) any trust if (A) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) the trust has validly made an election to be treated as a United States person under the applicable United States Treasury regulations. The United States federal income tax consequences for a partner in a partnership holding the Offered Shares generally will depend on the status of the partner and the activities of the partnership. Prospective investors who are partners in a partnership should consult their own tax advisors.

      This summary is based on the Code, existing and proposed Treasury regulations, published rulings and other pronouncements of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary is intended for general information only, it does not discuss all of the tax consequences that may be relevant to the particular circumstances of a U.S. Holder, and does not address U.S. Holders subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, partnerships and other pass-through entities, certain United States expatriates, U.S. Holders whose functional currency is not the United States dollar, persons that own (directly, indirectly or by attribution) 10% or more of the total combined voting power of all classes of Placer Dome’s shares, or persons that hold the Offered Shares as part of a hedge, straddle or conversion or constructive sale transaction or other risk reduction transaction. Prospective investors should consult their own tax advisors concerning the application of United States federal income and other tax laws, including the laws of any state, local or foreign taxing jurisdiction, to their particular situations.

Distributions

      Subject to the discussion below under “Other Tax Considerations,” a distribution of cash or property received by a U.S. Holder in respect of the Offered Shares generally will be considered a dividend to the extent paid out of Placer Dome’s current or accumulated earnings and profits (as determined under United States federal income tax principles). The gross amount of any dividends in respect to the Offered Shares will be included in gross income, as an item of ordinary income, when received by the U.S. Holder. In the event that a distribution exceeds the amount of Placer Dome’s current and accumulated earnings and profits, the excess will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the Offered Shares, and thereafter as capital gain.

      Dividends paid by Placer Dome will not be eligible for the dividends-received deduction generally allowed to U.S. Holders that are corporations. However, dividends in respect of the Offered Shares paid to certain non-corporate U.S. Holders (including individuals) in taxable years beginning before January 1, 2009 may qualify for preferential rates of United States federal income tax provided that (i) the Offered Shares are readily tradable on an established securities market in the United States, or (ii) Placer Dome is eligible for the benefits of the income tax treaty between Canada and the United States (and, in either case, provided that Placer Dome is not a PFIC or FPHC, as described below, and certain other requirements, including with respect to a U.S. Holder’s holding period for the Offered Shares, are satisfied). Placer Dome believes that the Offered Shares will be readily tradable on an established securities market in the United States, but no assurances can be given that the Offered Shares will remain readily tradable. Placer Dome also believes that it is eligible for the benefits of the United States-Canada income tax treaty. Prospective investors are urged to consult their own tax advisors regarding the impact of these rules on their particular situations.

      Taxable dividends paid in a currency other than the United States dollar will be included in the gross income of the U.S. Holder in a United States dollar amount calculated by reference to the exchange rate in effect on the date the U.S. Holder receives the dividend, regardless of whether such currency is actually converted into United States dollars on such date. A U.S. Holder will have a tax basis in such foreign currency equal to the United States dollar value of such foreign currency calculated by reference to the exchange rate in effect on the date of receipt. Gain or loss, if any, realized on a subsequent sale or other disposition of the foreign currency will be ordinary income or loss, and will be United States source income or loss for United States foreign tax credit purposes. Prospective investors are urged to consult their own tax advisors concerning the possibility of foreign currency gain or loss if any such currency is not converted into United States dollars on the date of receipt.

      Subject to applicable limitations under the Code and the Treasury regulations and subject to the discussion below, Canadian withholding tax imposed on dividends in respect of the Offered Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s United States federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). For taxable years beginning before January 1, 2007, if Placer Dome is not a “United States-owned foreign corporation,” dividends paid on the Offered Shares generally will be treated for United States foreign tax credit purposes as foreign source “passive” (or possibly “financial services”) income. However, pursuant to recently enacted legislation, for taxable years beginning after December 31, 2006, dividends paid on the Offered Shares generally will be treated as “passive category” (or possibly “general category”) income. If, and for so long as, Placer Dome is a United States-owned foreign corporation, dividends paid by Placer Dome on the Offered Shares may, subject to certain exceptions, instead be treated for United States foreign tax credit purposes as partly foreign source “passive” (or possibly “financial services”) income (for taxable years beginning before January 1, 2007) or “passive category” (or possibly “general category”) income (for taxable years beginning after December 31, 2006), and partly United States-source income, in proportion to the earnings and profits of Placer Dome in the year of such distribution allocable to foreign and United States sources, respectively. Placer Dome will be treated as a United States-owned foreign corporation if stock representing 50% or more of the voting power or value of the stock of Placer Dome is held, directly or indirectly, by U.S. Holders. No assurance can be given as to whether Placer Dome is or will become a United States-owned foreign corporation.

      The rules regarding United States foreign tax credits are very complex. Prospective investors should consult their own tax advisors concerning the implications of United States foreign tax credit rules in light of their particular circumstances.

Sale or Other Taxable Dispositions of the Offered Shares

      Subject to the discussion below under “Other Tax Considerations,” upon a sale or other taxable disposition of the Offered Shares, a U.S. Holder will recognize gain or loss, if any, in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in the Offered Shares. Any such gain or loss generally will constitute capital gain or loss, and will be long-term capital gain or loss if the Offered Shares were held by the U.S. Holder for more than one year. Certain non-corporate U.S. Holders (including individuals) may qualify for preferential rates of United States federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Any gain realized by a U.S. Holder on a sale or other disposition of the Offered Shares generally will be treated as United States-source income for United States foreign tax credit purposes.

Other Tax Considerations

      Passive Foreign Investment Company (“PFIC”) Status. Special United States federal income tax rules apply to U.S. Holders directly or indirectly owning shares of a PFIC. A non-United States corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

      For this purpose, passive income generally includes, among other items, dividends, interest, rents, royalties and gains from the disposition of passive assets.

      Placer Dome believes that it is not a PFIC and does not believe that it will become a PFIC in the foreseeable future. However, since PFIC status will be determined on an annual basis and depends on the composition of Placer Dome’s income and assets and the nature of Placer Dome’s activities from time to time, there can be no assurance that Placer Dome will not be considered a PFIC for the current or any future taxable year. Moreover, Placer Dome will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding the United States federal income tax characterization of Placer Dome as a PFIC.

      If Placer Dome is treated as a PFIC for any taxable year during which a U.S. Holder holds, or is treated as holding, Offered Shares, certain adverse consequences could apply to the U.S. Holder. In general, if a U.S. Holder fails to make a timely “QEF” election or “market-to-market” election (as described below) for any taxable year that Placer Dome is treated as a PFIC, (i) any gain derived from the disposition of PFIC stock, as well as any “excess distribution” received from the PFIC (i.e., a distribution that exceeds 125% of the average distributions from the shorter of the prior three years and the U.S. Holder’s holding period for the stock), would be treated as ordinary income earned ratably over each day in the U.S. Holder’s holding period for the PFIC stock, (ii) the portion of such gain or distribution that is allocable to prior taxable years, other than any year before Placer Dome became a PFIC, would be subject to United States federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder, and (iii) an interest charge would be imposed on the resulting United States federal income tax liability as if such liability represented a tax deficiency for the past taxable years, other than any year before Placer Dome became a PFIC. In addition, a step-up in the tax basis of the PFIC stock may not be available upon the death of an individual U.S. Holder and the preferential tax rate on individuals described above for certain non-corporate U.S. Holders will not be available.

      The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder timely elects to have Placer Dome treated as a “qualified electing fund” (“QEF”) for the first taxable year in which the U.S. Holder is treated as owning an interest in a PFIC, and Placer Dome provides specified information to U.S. Holders. If Placer Dome is treated as a PFIC, it intends to notify U.S. Holders and to provide to U.S. Holders such information as may be required to make such QEF election effective. A U.S. Holder that makes a QEF election will be taxable currently on its pro rata share of Placer Dome’s ordinary earnings and net capital gain, at ordinary income and capital gain rates, respectively, for each taxable year of Placer Dome during which Placer Dome is treated as a PFIC, regardless of whether or not distributions are received. The U.S. Holder’s tax basis in the Offered Shares will be increased to reflect taxed but undistributed income. Distributions of amounts previously included in gross income pursuant to a QEF election will not be taxed again as a dividend to the U.S. Holder, and will result in a corresponding reduction of tax basis in the Offered Shares.

      As an alternative to the QEF election, a U.S. Holder of “marketable stock” in a PFIC may make a “mark-to-market” election, provided the PFIC stock is regularly traded on a “qualified exchange.” Under applicable Treasury regulations, a “qualified exchange” includes a national securities exchange that is registered with the SEC or the national market system established under the Securities Exchange Act of 1934. Currently, our common shares are traded on the NYSE, which is a “qualified exchange.” Under applicable Treasury Regulations, PFIC stock traded on a qualified exchange is regularly traded on such exchange for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Placer Dome cannot assure U.S. Holders that the Offered Shares will be treated as regularly traded stock. If the mark-to-market election is available and validly made, the electing U.S. Holder generally would (i) include in gross income, entirely as ordinary income, an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of such taxable year and its adjusted tax basis in the stock, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the PFIC stock over its fair market value at the end of the taxable year, but only to the extent of the amount previously included in gross income as a result of the mark-to-market election.

      A U.S. Holder considering investing in the Offered Shares should consult its own tax advisor concerning the United States federal income tax consequences of holding the Offered Shares if Placer Dome is treated as a PFIC for any taxable year during which the U.S. Holder holds, or is treated as holding, Offered Shares (including the advisability and availability of making any of the foregoing elections).

      Controlled Foreign Corporation (“CFC”) and Foreign Personal Holding Company (“FPHC”) Rules. If more than 50% of the voting power or value of our common shares were owned, actually or constructively, by U.S. Holders who each own, actually or constructively, 10% or more of the voting power of our common shares, then Placer Dome would be treated as a CFC and each holder of 10% or more of the voting power of Placer Dome would be required to include in its gross income, as a constructive dividend, an amount equal to its pro rata share of certain undistributed income of Placer Dome.

      If (1) more than 50% of the voting power or value of our common shares were owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more (50% or more in subsequent years) of Placer Dome’s income consisted of certain interest, dividend or other enumerated types of income, then Placer Dome would be treated as a FPHC. If Placer Dome were a FPHC, then each U.S. Holder, regardless of the amount of our common shares owned by such U.S. Holder, would be required to include in its gross income, as a constructive dividend, its pro rata share of Placer Dome’s undistributed taxable income, as specifically advised under the FPHC rules.

      Placer Dome believes that it has not been, and does not expect to become, a FPHC or a CFC for United States federal income tax purposes. However, no assurances can be given in this regard. Prospective investors should consult their own tax advisors concerning the United States federal income tax consequences of holding the Offered Shares if Placer Dome is treated as either a CFC or a FPHC.

      Repeal of Foreign Personal Holding Company Rules. The FPHC rules described above have been repealed with respect to taxable years of Placer Dome beginning after December 31, 2004 and to taxable years of U.S. Holders of our common shares with or within which such taxable year of Placer Dome ends. Prospective investors should consult their own tax advisors regarding the tax consequences of such repeal on an investment in the Offered Shares.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to distributions on the Offered Shares, and to the proceeds received on the disposition of the Offered Shares paid within the United States (and in certain cases, outside the United States) to U.S. Holders, other than certain exempt recipients (such as corporations). A backup withholding tax (currently at a rate of 28%) may apply to such amounts if a U.S. Holder (i) fails to establish properly that such U.S. Holder is entitled to an exemption, (ii) fails to furnish or certify a correct taxpayer identification number to the payer in the manner required, (iii) is notified by the IRS that such U.S. Holder has failed to report payments of interest or dividends properly, or (iv) under certain circumstances, fails to certify that such U.S. Holder has not been notified by the IRS that backup withholding applies due to the failure to report interest or dividend payments. The amount of any backup withholding will be allowed as a credit against or refund of the U.S. Holder’s United States federal income tax liability provided that the required information is furnished to the IRS.

      The preceding discussion of certain United States federal income tax consequences is for general information only and is not intended to be construed as tax advice. Accordingly, prospective investors should consult their own tax advisors as to the particular tax consequences to them of purchasing, holding and disposing of the Offered Shares, including the applicability and effect of any United States federal, state, local or foreign tax laws, and of any proposed changes in applicable law.

PLAN OF DISTRIBUTION

      Subject to the terms and conditions of the Underwriting Agreement dated November 9, 2004, we have agreed to sell, and the Underwriters have severally agreed to purchase from us the following respective number of Offered Shares at the Offering Price less the Underwriters’ fees set forth on the cover page of this prospectus.

Underwriters	Number of Shares

CIBC World Markets Inc.	6,376,117
Scotia Capital Inc.	6,376,117
Deutsche Bank Securities Limited	1,540,310
HSBC Securities (Canada) Inc.	1,540,310
Merrill Lynch Canada Inc.	1,540,310
UBS Securities Canada Inc.	1,540,310
BMO Nesbitt Burns Inc.	714,840
GMP Securities Ltd.	714,840
National Bank Financial Inc.	714,840
Salman Partners Inc.	217,006

Total	21,275,000

      The 21,275,000 common shares referred to above consist of 18,500,000 common shares that the Underwriters have agreed to purchase from us plus an additional 2,775,000 common shares that the Underwriters have elected to purchase from us pursuant to an option we granted to the Underwriters to cover over-allotments they anticipate will be made in connection with the offering of the 18,500,000 common shares.

      The Underwriting Agreement provides that the several obligations of the Underwriters to purchase the Offered Shares offered hereby are subject to certain conditions precedent. The Underwriters may terminate their obligations under the Underwriting Agreement upon the occurrence of certain specified events. The Underwriters are obligated to purchase all of the Offered Shares offered hereby, if any of those shares are purchased. If an Underwriter defaults, then the Underwriting Agreement provides that the purchase commitments of the non-defaulting Underwriters may be increased, or, if the commitments are not increased, then the Underwriting Agreement may be terminated by the Corporation.

      The Underwriters are offering the Offered Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters on behalf of the Corporation by Edwards, Kenny & Bray and Shearman & Sterling LLP, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP and Sidley Austin Brown & Wood LLP, and subject to certain conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officer’s certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      This Offering is being made concurrently in all provinces and territories of Canada, and in the United States pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The Offered Shares will be offered in the United States through only those Underwriters or their affiliates who are registered or otherwise permitted by applicable law to offer the Offered Shares for sale in the United States and such other registered dealers who are registered or otherwise permitted by applicable law to offer the Offered Shares for sale in the United States as may be designated by the Underwriters. The Offered Shares will be offered in Canada through the Underwriters or their Canadian affiliates who are registered to offer the Offered Shares for sale in such provinces and territories and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer the Offered Shares outside of the United States and Canada.

      The TSX has conditionally approved the listing of the Offered Shares, subject to us fulfilling the conditions of the TSX on or before February 7, 2005. We have also applied to list the Offered Shares on the NYSE.

      Each Underwriter has represented, warranted and agreed that:

(a)	it has not offered for sale or sold, and, prior to the expiry of a period of six months from the closing date for the Offering, will not offer or sell any Offered Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of invest-

ments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(b)	it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the “FSMA”)) received by it in connection with the issue or sale of any Offered Shares in circumstances in which section 21(1) of the FSMA does not apply to the Corporation; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

      Neither this prospectus nor any other offering material relating to the Offered Shares has been submitted to the clearance procedures of the Autorité des marches financiers in France. The Offered Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Offered Shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France or (ii) used in connection with any offer for subscription or sale of Offered Shares to the public in France. Such offers, sales and distributions will be made in France only to qualified investors (investisseurs qualifiés) and/or to the restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Article L.411-2 of the French Code monétaire et financier and French Decree no. 98-880 dated 1 October 1998. Such Offered Shares may be resold only in compliance with Articles L.411-1, L.411-2 and L.412-1 of the French Code monétaire et financier. Where an issue of Offered Shares is implemented as an exception to the rules relating to an appel public à l’épargne in France (public offer rules) by way of an offer to a restricted circle of over 100 investors, such investors must provide certification as to their personal, professional or familiar relationship with a member of the management of the company. Investors in France and persons who come into possession of offering materials are required to inform themselves about and observe any such restrictions.

      The Offered Shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended). No person may offer or sell, directly or indirectly, any Offered Shares in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for offering or sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and other relevant laws and regulations of Japan.

      The Offered Shares may not be offered or sold, directly or indirectly, to any individual or legal entity in The Netherlands other than to individuals or legal entities who or which trade in or invest in securities in the conduct of their professional trade (which includes banks, brokers, dealers, insurance companies, pension funds, other institutional investors and commercial enterprises which regularly, or as ancillary activity, invest in securities).

      The Offering has not been registered with the Comisión Nacional del Mercado de Valores in Spain. Accordingly, no Offered Shares will be offered or sold in Spain nor may this prospectus or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, Royal Decree 291/1992 on Issues and Public Offers of Securities, both as amended, and any regulation issued thereunder.

      The Offered Shares are being offered in Switzerland on the basis of a private placement, not as a public offering. This document does not, therefore, constitute a prospectus within the meaning of the Swiss Federal Code of Obligations.

      Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Offered Shares, directly or indirectly, or distribute this prospectus or any other offering material relating to the Offered Shares, in or from any jurisdiction outside of Canada or the United States except in compliance with the applicable laws and regulations thereof.

      We have agreed to indemnify the Underwriters against some specified types of liabilities, including liabilities under U.S. and Canadian securities laws, and to contribute to payments the Underwriters may be required to make in respect of any of these liabilities.

      The Corporation has agreed, pursuant to the Underwriting Agreement, that it will not, without the consent of the Underwriters, issue or enter into an agreement to issue additional common shares of the Corporation or financial instruments convertible or exchangeable for common shares of the Corporation until 90 days after the date of closing of the Offering, other than common shares issuable pursuant to outstanding share compensation arrangements or existing contractual commitments, including our obligations to issue common shares under employee share purchase plans, the Rights Plan, the 1987 Plan, the 1996 Getchell LTIP, the 1993 Directors Plan and the Debentures.

      Until the distribution of the Offered Shares is completed, Securities and Exchange Commission rules may limit Underwriters from bidding for and purchasing our common shares. However, in order to facilitate the offering of the Offered Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common shares. Specifically, the Underwriters may over-allot our common shares in connection with this Offering, thus creating a short position in our common shares for their own account. A short position results when an Underwriter sells more common shares than that Underwriter is committed to purchase from us. Additionally, to cover these over-allotments or to stabilize the market price of our common shares, the Underwriters may bid for, and purchase, our common shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or any part of the option described above. Any of these activities may maintain the market price of our common shares at a level above that which might otherwise prevail in the open market. These transactions may be effected on the NYSE, the TSX or otherwise. Neither we nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The Underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

      Pursuant to policy statements of the Ontario Securities Commission and the Agence nationale d’encadrement du secteur financier, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase our common shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, our common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this offering the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of our common shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. If the Underwriters create a short position in the common shares in connection with this offering, the Underwriters may reduce that short position by purchasing our common shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the option described above. The Underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

      In addition to the lending arrangements described below, some of the Underwriters and/or their affiliates have engaged in, and may in the future engage in, investment banking, financial advisory and other commercial dealings in the ordinary course of business with us for which they have received, and may in the future receive, fees and commissions.

      CIBC World Markets Inc., Scotia Capital Inc., Deutsche Bank Securities Limited, HSBC Securities (Canada) Inc., UBS Securities Canada Inc. and BMO Nesbitt Burns Inc. are subsidiaries or affiliates of Canadian chartered banks (the “Lenders”) which are, through a syndicate in which the Lenders are participants, the lenders under the Corporation’s credit facility (the “Credit Facility”). Consequently, the Corporation may be considered a “connected issuer” of these Underwriters for the purpose of securities legislation in certain Canadian provinces. Under the Credit Facility, the syndicate in which the Lenders are participants has agreed to make available to the Corporation credit facilities in the maximum aggregate principal amount of US$850 million. As of the date hereof, the Corporation was not indebted to the syndicate in which the Lenders are participants under the Credit Facility. As of the date hereof, the Corporation is in compliance with the terms of its indebtedness to the Lenders under the Credit Facility and since the date of the Credit Facility, there has been no material change in the financial position of the Corporation. Any indebtedness under the Credit Facility is unsecured. None of the proceeds from the Offering will be paid to the Underwriters or any of their affiliates, except to the extent that proceeds are applied to pay the Underwriters’ fee, nor will any proceeds be used to reduce amounts outstanding under the Credit Facility.

The Underwriters will not receive any benefit in connection with this Offering, other than a portion of the Underwriters’ fee payable by the Corporation. The decision to distribute the Offered Shares and the determination of the terms of this Offering were made through negotiations between the Corporation and the Underwriters. The Lenders did not have any involvement in such decision or determination.

LEGAL MATTERS

      Certain Canadian legal matters with respect to this Offering will be passed upon by Edwards, Kenny & Bray on behalf of Placer Dome and by Blake, Cassels & Graydon LLP on behalf of the Underwriters. Shearman & Sterling LLP will act as U.S. counsel to Placer Dome. Sidley Austin Brown & Wood LLP will act as U.S. counsel to the Underwriters. Osler, Hoskin & Harcourt LLP will act as special Canadian tax counsel to Placer Dome. As of the date of this prospectus, the partners and associates of Edwards, Kenny & Bray, as a group, the partners and associates of Osler, Hoskin & Harcourt LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each beneficially own directly or indirectly less than one percent of the outstanding common shares of Placer Dome.

AUDITORS, TRANSFER AGENT AND REGISTRAR

      The auditors for Placer Dome are Ernst & Young LLP, independent chartered accountants, who have audited our consolidated financial statements for each of the years in the three year period ended December 31, 2003 and as at December 31, 2003 and 2002, prepared in accordance with Canadian and U.S. generally accepted accounting principles, as set forth in their reports dated February 26, 2004, which are incorporated herein by reference. Our consolidated financial statements are incorporated by reference in reliance upon Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

      Our registrar and transfer agent for our common shares in Canada is CIBC Mellon Trust Company, Corporate Trust Services, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 and in the United States is The Bank of New York, 101 Barclay Street, 11 East, New York, New York, 10286.

CERTAIN AVAILABLE INFORMATION

      Under the Securities Act of 1933, as amended, we have filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 relating to the Offered Shares, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the registration statement, to which reference is made for further information.

      We are subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning us can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and are also available on the SEC’s website at www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

      The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which the prospectus forms a part:

•	The documents listed in the first paragraph under “Documents Incorporated by Reference” on pages 5 and 6

•	Consent of Ernst & Young LLP

•	Consent of Edwards, Kenny & Bray

•	Consent of Blake, Cassels & Graydon LLP

•	Consent of Osler, Hoskin & Harcourt LLP

•	Powers of Attorney

•	Underwriting Agreement

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

      We have read the short form prospectus of Placer Dome Inc. (the “Company”) dated November 16, 2004 relating to the issue and sale of common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

      We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and the consolidated statements of earnings (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003 prepared in accordance with United States generally accepted accounting principles. Our report is dated February 26, 2004.

      We also consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and the consolidated statements of earnings (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003 prepared in accordance with Canadian generally accepted accounting principles. Our report is dated February 26, 2004.

Vancouver, Canada,	(Signed) ERNST & YOUNG LLP

November 16, 2004	Chartered Accountants

C-1

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

      Under the Canada Business Corporations Act, Placer Dome Inc. (the “Corporation”) may indemnify a present director or officer, a former director or officer, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative, or other proceeding in which the individual is involved because of that association with the Corporation or other entity, and the Corporation may advance moneys to such an individual for the costs, charges and expenses of such a proceeding. The Corporation may not indemnify such an individual unless the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. In addition, the individual must repay any moneys advanced by the Corporation if the individual has not fulfilled the conditions set out in the preceding sentence. Such indemnification or advance of moneys may be made in connection with a derivative action only with court approval. Such an individual is entitled to indemnification from the Corporation as a matter of right if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and the individual fulfilled the conditions set forth above.

      In accordance with and subject to the Canada Business Corporations Act, the by-laws of the Corporation provide that the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or other entity if he acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he acted as a director or officer or in a similar capacity at the Corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, had reasonable grounds for believing that his conduct was lawful. The Corporation shall also indemnify such person in such other circumstances as the Canada Business Corporations Act or law permits or requires.

      The Corporation maintains a directors’ & officers’ insurance policy for the benefit of the directors and officers of the Corporation and its subsidiaries against liability incurred by them in their official capacities for which they become obligated to pay to the extent permitted by applicable law in the amount of U.S.$100,000,000.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      The exhibits listed in the exhibit index appearing elsewhere in this Amendment No. 2 to the Registration Statement, have been filed as a part of this Amendment No. 2 to the Registration Statement.

II-1

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.          Undertaking

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.          Consent to Service of Process

      Concurrently with the initial filing of the Registration Statement on Form F-10, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

      Any change to the name and address of agent for service of the Registrant will be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on November 17, 2004.

PLACER DOME INC.

By:	/s/ TONY S. GIARDINI

Tony S. Giardini
Vice-President and Treasurer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on November 17, 2004:

Signature		Title

/s/ PETER W. TOMSETT Peter W. Tomsett		President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ REX J. MCLENNAN Rex J. McLennan		Executive Vice-President and Chief Financial Officer (Principal Financial Officer)

/s/ BRUCE B. NICOL Bruce B. Nicol		Vice-President and Controller (Principal Accounting Officer)

* G. Bernard Coulombe		Director

* John W. Crow		Director

* Graham Farquharson		Director

* Robert M. Franklin		Director

* David S. Karpin		Director

* Alan R. MacFarland		Director

* Edythe A. Parkinson-Marcoux		Director

* Vernon F. Taylor III		Director

* William G. Wilson		Director

*By:	/s/ TONY S. GIARDINI Tony S. Giardini Attorney-in-fact

AUTHORIZED REPRESENTATIVE

      Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Amendment No. 2 to the Registration Statement, solely in the capacity of the duly authorized representative of Placer Dome Inc. in the United States, in the City of Newark, State of Delaware, on November 17, 2004.

PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI

Name: Donald J. Puglisi
Title: Managing Director

EXHIBITS

Exhibit
Number	Description

3.1	Underwriting Agreement.*

4.1	Annual Information Form of Placer Dome Inc. dated February 26, 2004 for the fiscal year ended December 31, 2003, including consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles, and related notes thereto, as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003, together with the auditors’ report thereon (incorporated by reference from Placer Dome Inc.’s Form 40-F for the year ended December 31, 2003, as amended by Amendment No. 1 on Form 40-F/A filed with the Securities and Exchange Commission on March 15, 2004)

4.2	Consolidated annual financial statements, and the related notes thereto, as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003, together with the auditors’ report thereon, prepared in accordance with Canadian generally accepted accounting principles (“2003 Canadian GAAP Consolidated Financial Statements”) (incorporated by reference from Placer Dome Inc.’s Form 6-K filed on March 29, 2004) and management’s discussion and analysis of financial condition and results of operations, with respect to the 2003 Canadian GAAP Consolidated Financial Statements, prepared in accordance with Canadian generally accepted accounting principles (incorporated by reference from Placer Dome Inc.’s Form 6-K filed on March 29, 2004)

4.3	The Management Proxy Circular of Placer Dome Inc. dated March 1, 2004 (except for the sections entitled “Report on Executive Compensation — Human Resources and Compensation Committee Report on Executive Compensation”, “Report on Executive Compensation — Stock Performance Graph” and Schedule “A” titled “Placer Dome Inc. Statement of Corporate Governance Practices”) distributed in connection with the annual and special meeting of the shareholders of the Placer Dome Inc. held on May 5, 2004. The documents referred to in Exhibit 4.2 above are included as a schedule to the Management Proxy Circular (incorporated by reference to the Current Report on Form 6-K filed on March 29, 2004)

4.4	Material change report filed March 5, 2004 (incorporated by reference from Placer Dome Inc.’s Form 6-K filed March 11, 2004)

4.5	Material change report filed March 22, 2004 (incorporated by reference from Placer Dome Inc.’s Form 6-K filed March 23, 2004)

4.6	Material change report filed August 5, 2004 (incorporated by reference from Placer Dome Inc.’s Form 6-K filed August 5, 2004)

4.7	Material change report filed August 16, 2004 (incorporated by reference from Placer Dome Inc.’s Form 6-K filed August 16, 2004)

4.8	Material change report filed September 3, 2004 (incorporated by reference from Placer Dome Inc.’s Form 6-K filed September 3, 2004)

4.9	Material change report filed September 10, 2004 (incorporated by reference from Placer Dome Inc.’s Form 6-K filed September 14, 2004)

4.10	Material change report filed September 16, 2004 (incorporated by reference from Placer Dome Inc.’s Form 6-K filed September 16, 2004)

4.11	The unaudited consolidated financial statements of Placer Dome Inc. as at September 30, 2004 and for the three and nine months ended September 30, 2004 and 2003, and the related notes thereto, prepared in accordance with U.S. generally accepted accounting principles, and management’s discussion and analysis of financial condition and results of operations relating thereto (incorporated by reference from Placer Dome Inc.’s Form 6-K filed on November 1, 2004)

4.12	Material change report filed November 15, 2004 (incorporated by reference from Placer Dome Inc.’s Form 6-K filed November 16, 2004)

5.1	Consent of Ernst & Young LLP

5.2	Consent of Edwards, Kenny & Bray

5.3	Consent of Blake, Cassels & Graydon LLP

5.4	Consent of Osler, Hoskin & Harcourt LLP

24.1	Powers of Attorney*

* Previously filed.